

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402




05047299

March 10, 2005

Robert C. Gerlach
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/10/2005

Re: Exelon Corporation
Incoming letter dated February 23, 2005

Dear Mr. Gerlach:

This is in response to your letter dated February 23, 2005 concerning the shareholder proposal submitted to Exelon by George F. Bastian and Joan A. Bastian. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: George F. Bastian &
Joan A. Bastian
490 Burgundy Drive
Southampton, PA 18966

LAW OFFICES
BALLARD SPAHR ANDREWS & INGERSOLL, LLP
1735 MARKET STREET, 51ST FLOOR
PHILADELPHIA, PENNSYLVANIA 19103-7599
215-665-8500
FAX: 215-864-8999
LAWYERS@BALLARDSPAHR.COM

BALTIMORE, MD
CAMDEN, NJ
DENVER, CO
SALT LAKE CITY, UT
VOORHEES, NJ
WASHINGTON, DC

ROBERT C. GERLACH
DIRECT DIAL: 215-864-8526
GERLACH@BALLARDSPAHR.COM

February 23, 2005

Via Overnight Delivery and
Facsimile (202-942-9525)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Exelon Corporation – Shareholder Proposal of George F. Bastian

Ladies and Gentlemen:

On February 7, 2005, we submitted on behalf of our client, Exelon Corporation ("Exelon"), a request for no action relief (the "No Action Request") concerning a shareholder proposal received from George F. Bastian. On February 10, 2005, we submitted a follow-up letter in which we requested that Exhibit A to the No Action Request be omitted and not be made publicly available because it was erroneously included and includes Mr. Bastian's social security number and other personal information (the "Ownership Printout"). In a subsequent conversation with Heather Maples of your Office, we were instructed to resubmit the No Action Request and to omit the Ownership Printout from that resubmitted filing. To that end, enclosed herewith is the No Action Request (dated as of today's date) with the Ownership Printout omitted.[1] It is our understanding that the prior submission will now be removed from public access and that the enclosed submission will be substituted in its place.

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1 The only additional change that we made is to clarify in Section II of the Analysis that Mr. Bastian has acknowledged that he is a retiree of Philadelphia Electric Company.

Thank you for your courtesy in this matter, please do not hesitate to call me at (215) 864-8526 or Scott N. Peters, Exelon's Assistant Secretary, at (312) 394-7252 if you wish to discuss this further.

Sincerely,



Robert C. Gerlach

RCG/ejg
cc: George F. Bastian (via overnight delivery)
Edmond J. Ghisu, Esquire
Heather Maples (via overnight delivery)
Scott N. Peters, Esquire (via overnight delivery)

LAW OFFICES

BALLARD SPAHR ANDREWS & INGERSOLL, LLP

1735 MARKET STREET, 51ST FLOOR
PHILADELPHIA, PENNSYLVANIA 19103-7599
215-665-8500
FAX: 215-864-8999
WWW.BALLARDSPAHR.COM

BALTIMORE, MD
DENVER, CO
SALT LAKE CITY, UT
VOORHEES, NJ
WASHINGTON, DC
WILMINGTON, DE

February 23, 2005

<u>Via Overnight Delivery</u>

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: <u>Exelon Corporation – Shareholder Proposal of George F. Bastian</u>

Ladies and Gentlemen:

This letter is to inform you that our client, Exelon Corporation ("<u>Exelon</u>"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, intends to omit from its proxy statement and form of proxy for its 2005 Annual Meeting of Shareholders (collectively, the "<u>2005 Proxy Materials</u>") a shareholder proposal and a statement in support thereof (the "<u>Proposal</u>") received from George F. Bastian (the "<u>Proponent</u>"). The Proposal is attached hereto as <u>Exhibit A</u>.

On behalf of Exelon, we respectfully request that the staff of the Division of Corporation Finance (the "<u>Staff</u>") concur in our view that the Proposal may be omitted:

(1) under Rule 14a-8(i)(7) because it deals with a matter relating to Exelon's ordinary business operations;

(2) under Rule 14a-8(i)(4) because it relates to a personal interest that is not shared by the other shareholders at large; and

(3) under Rules 14a-8(i)(6) because Exelon would lack the power or authority to implement the Proposal.

To the extent the reasons for such omission are based on matters of state law, this letter constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(ii). The signatory of this letter is a duly licensed attorney in the Commonwealth of Pennsylvania.

PHL_A #1964733 v4

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of Exelon's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Exelon files its definitive 2005 Proxy Materials with the Commission. On behalf of Exelon, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to us only.

THE PROPOSAL

The Proposal states that "[t]he Executives of the Company are receiving annual Multi Million dollar incentive bonuses for reducing costs" and requests that the Board of Directors of Exelon "implement rules and regulations forbidding the Executives of the Company from establishing incentive bonuses that required the reduction to retirees benefits in order for the Executives to reach their Goals." The Proponent, citing to five instances between the early 1960's and May 1991 in which Philadelphia Electric Company (now known as PECO Energy Company ("PECO"))[1] purportedly promised certain benefits to its employees,[2] proposes that the rules and regulations sought in the Proposal, if implemented, would "remain in place until such time that **the promised benefits** to the retirees are reinstated." See Proposal (emphasis in original).

ANALYSIS

I. The Proposal may be omitted under Rule 14a-8(i)(7) because it deals with a matter relating to Exelon's ordinary business operations.

The Proposal is not a model of clarity. It uses undefined terms and is ultimately vague and indefinite as to what is being requested.[3] At its heart, however, the Proposal appears to be an attempt to limit the ability of Exelon's management to implement cost-cutting measures if those measures impact on the nature of the benefits paid by Exelon and its subsidiaries to their respective retirees. These are matters relating to Exelon's ordinary business operations that

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[1] PECO, a subsidiary of Exelon, is a separate registrant, with publicly traded debt and preferred equity securities. All of PECO's common equity is owned indirectly by Exelon.

[2] See fn. 8, infra. Of the five alleged statements about benefits, only one – an oral statement allegedly made during an exit interview – concerns retirees.

[3] See Section III below for a discussion of Exelon's position that the Proposal, due to its vague and indefinite nature, is also properly excluded under Rule 14a-8(i)(6).

Pennsylvania law vests in Exelon's board of directors (the "Board"),[4] and the Proposal is thus properly excluded under Rule 14a-8(i)(7), which provides that a company may omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations.

The acknowledged purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareholder proposals that deal with ordinary business matters on which shareholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." See Exchange Act Release No. 34-12999 (November 22, 1976). Since issues involving general employee and retiree benefits are perhaps one of the most fundamental employee issues companies such as Exelon deal with on a day-to-day basis, the Commission has long recognized that shareholder proposals concerning the structuring, coverage, and analyses for such general employee and retiree health plans, including both cost, insurance, coverage and other issues relating thereto, as well as other decision-making activities relating to plans covering the general employee/retiree population, all relate to the ordinary business operations of a corporation, and the staff has consistently concurred in the omission under Rule 14a-8(i)(7) of a variety of proposals regarding employee health, retiree medical and other benefits. See, e.g., International Business Machine Corporation (January 13, 2005) (proposal seeking report examining the competitive impact of rising health insurance costs properly excluded under Rule 14a-8(i)(7)).[5] Indeed, to the extent

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4 See 15 Pa. C.S.A. § 1721(a) (powers vested by law in business corporation are to be exercised by or under authority of board of directors).

5 See also, Sprint Corporation (January 28, 2004) (proposal seeking report on the potential impact on recruitment and retention of employees due to changes to retiree health care and life insurance properly excluded under rule 14a-8(i)(7) as relating to ordinary business operations); International Business Machines Corporation (January 21, 2002) (proposal that would provide shareholders with information regarding employee health benefits and to join with other corporations to support the establishment of a national health insurance system properly excluded as ordinary business); United Technologies Corporation (February 20, 2001) (proposal to change date of retirement to date of termination when calculating eligibility for cost of living adjustments properly excluded as ordinary business); International Business Machines Corporation (January 2, 2001) (proposal relating to providing a Medicare supplemental insurance policy for retirees on Medicare properly excluded under ordinary business exclusion); International Business Machines Corporation (January 2, 2001) (proposal to granting a cost of living increase to pensions of retirees properly excluded as ordinary business); International Business Machines Corporation (December 30, 1999) (proposal to adjust defined benefit pensions to mitigate impact of increases in cost of living to retired employees properly excluded as ordinary business); Bell Atlantic Corporation (October 18, 1999) (proposal to increase retirement benefits for retired management employees properly excluded as ordinary business); Burlington Industries, Inc. (October 18, 1999) (proposal to adopt new retiree health insurance plan offering HMOs and covering retirees that were forced out and to reinstate dental benefits for certain retirees properly excluded as ordinary business); Lucent Technologies Inc. (October 4, 1999) (proposal to increase "vested pension" benefits properly excluded as ordinary business); International Business Machines Corporation (January 15, 1999) (proposal seeking to change scope of company's medical benefits plan coverage provisions properly excluded as ordinary business); General Electric Company (January 28, 1997) (proposal by a retired GE employee to adjust the pension of retirees to reflect the increase in inflation properly excluded as ordinary business); AlliedSignal, Inc. (November 22, 1995) (retirement benefits proposal properly excluded as ordinary business); American Telephone and Telegraph
(continued...)

that the Proposal can be characterized as a request that Exelon and its subsidiaries provide a specified level of benefits to their respective retirees,[6] this is exactly the sort of intrusion into the day-to-day authority of the Board that is properly excluded under Rule 14a-8(i)(7). See fn. 5, supra.

While the Proponent appears to desire that the Board provide retirees with preferential status in terms of how the Board oversees the operations of Exelon and its subsidiaries, Pennsylvania law is explicit that, in discharging their duties, "[t]he board of directors, committees of the board and individual directors ***shall not be required***, in considering the best interests of the corporation or the effects of any action, to regard any corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor." 15 Pa. C.S.A. § 1715(b) (emphasis added).

In sum, we believe that Exelon may omit the Proposal under Rule 14a-8(i)(7) because it deals with a matter relating to Exelon's ordinary business operations.[7]

II. The Proposal may be omitted under Rule 14a-8(i)(4) because it relates to a personal interest that is not shared by the other shareholders at large.

The factual underpinning of the Proposal is the Proponent's assertion that on five separate occasions between the early 1960's and May 1991 Philadelphia Electric Company (now

(...continued)
Company (December 15, 1992) (pension and medical benefits proposal properly excluded as ordinary business); Minnesota Mining and Manufacturing Company (February 6, 1991) (employee health and welfare plan selection proposal properly excluded as ordinary business); General Motors Corporation (January 25, 1991) (scope of health care coverage proposal properly excluded as ordinary business); Procter & Gamble Co. (June 13, 1990) (prescription drug plan proposal properly excluded as ordinary business).

6 As noted, the Proponent states in the Proposal that the proposed "rules and regulations would remain in place until such time that **the promised benefits** to the retirees are reinstated." See Proposal (emphasis in original). Whether this is a request by the Proponent that certain benefits be restored is unclear. See Section III, infra.

7 To the extent that the Proposal can also be read as an attempt to limit the manner in which Exelon elects to compensate its employees, it is equally proper for Exelon to exclude it under Rule 14a-8(i)(7) as relating to ordinary business operations. While the implementation of incentive bonus structures is mentioned, the thrust and focus of the Proposal is the payment of benefits to retirees – an ordinary business matter properly excluded under Rule 14a-8(i)(7). See, e.g., The Walt Disney Company (December 15, 2004) (exclusion under Rule 14a-8(i)(7) of proposal relating to executive compensation is proper where thrust and focus of proposal is on an ordinary business matter). Moreover, the Proposal specifies no limits as to the level of employee that it is intended to cover. The undefined term "Executives" provides no guidance as to which employees are meant to be covered, and, in such an instance, where employees other than senior officers and directors may be covered by a proposal otherwise relating to compensation, it is proper to exclude the proposal under Rule 14a-8(i)(7). See Staff Legal Bulletin No. 14A (July 12, 2002) (proposals relating to compensation of employees may properly be omitted under Rule 14a-8(i)(7) where not limited to compensation of executive officers and directors).

known as PECO) made statements regarding the level of benefits that it would provide to its employees.[8] The Proponent has acknowledged in conversations with Exelon that he is a retiree of Philadelphia Electric Company, but even if the Proponent were not himself a retiree of Philadelphia Electric Company, the issue raised by the Proponent is not shared by the other shareholders at large. Rather, the Proponent raises an issue that – if his assertions are accurate[9] – is specific to retirees of PECO (formerly known as Philadelphia Electric Company), one of Exelon's three major subsidiaries. And within that narrow group, the Proponent's focus is even more limited, relating specifically to those PECO retirees who were employed with Philadelphia Electric Company between the early 1960's and May 1991. In short, the Proposal is a specific complaint based upon specific allegations that is not properly addressed in the 2005 Proxy Materials and presented to Exelon's shareholders at large.

Under Rule 14a-8(i)(4), a company may exclude a proposal that "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [a proponent], or to further a personal interest, which is not shared by the other shareholders at large." Even where a proposal has been drafted in such a way that it appears to address issues of potential interest to other shareholders, the Division may nevertheless permit exclusion of a proposal if the facts make clear that it was submitted with the purpose of furthering the proponent's personal interest or redressing a personal grievance. See Exchange Act Release No. 34-19135 (October 14, 1982). Indeed, the Staff has previously concluded that shareholder proposals regarding benefits related matters can be properly excluded under Rule 14a-8(i)(4) if the matter at issue relates to a personal interest and is not shared by the other shareholders at large. See, e.g., International Business Machines Corporation (January 6, 1995) (proposal to reinstate health benefits properly excluded under former Rule 14a-8(c)(4)); Lockheed Corporation (April 25, 1994 and March 10, 1994) (proposal to reinstate sick leave benefits properly excluded under former Rule 14a-8(c)(4)); International Business Machines Corporation (January 25, 1994) (proposal to increase retirement plan benefits properly excluded under former Rule 14a-8(c)(4)); General Electric Company (January 25, 1994) (proposal to increase pension benefits properly excluded under former Rule 14a-8(c)(4)).

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8 According to the Proponent: (a) in the early 1960's, in lieu of a 6% cost of living increase, Philadelphia Electric Company agreed to pay the cost of medical coverage for its employees, (b) in the mid to late 1960's, in lieu of a cost of living increase, Philadelphia Electric Company agreed to pay the cost of medical coverage for its employees and their family, (c) in May 1971, Philadelphia Electric Company published materials titled "You and Your Company" which stated "Blue Cross-Blue Shield hospitalization plans, fully paid for by the Company," (d) in July 1976, Philadelphia Electric Company published materials titled "You and Your Company" which stated "Blue Cross-Blue Shield hospitalization and surgical plans fully paid for by the Company" and (e) in May 1991, during an exit interview before retirement, employees were told by the interviewer "hospitalization for you and your spouse will be fully paid for by the Company for the rest of your life."

9 Exelon does not presently know whether the Proponent's assertions are accurate and has not undertaken to investigate them for the purposes of this letter.

We therefore request that no enforcement action be recommended if Exelon excludes the Proposal on the basis of Rule 14a-8(i)(4).

III. The Proposal may be omitted under Rule 14a-8(i)(6) because Exelon would lack the power or authority to implement it.

Under Rule 14a-8(i)(6), a company may omit a shareholder proposal from its proxy materials if the company would lack the power or authority to implement it. A company "lack[s] the power or authority to implement" a proposal and may properly exclude it pursuant to Rule 14a-8(i)(6) when the proposal in question "is so vague and indefinite that [the company] would be unable to determine what action should be taken." See International Business Machines Corporation (January 14, 1992). The Proposal contains the following ambiguities that render it impossible for Exelon to determine what action should be taken:

(1) The meaning of the term "Executives" is unclear. The Proposal requests that the Board implement rules and regulations that will forbid the "Executives of the Company" from taking certain actions. Nowhere, however, does the Proposal specify which officers are meant to be encompassed by the undefined term "Executives," and the fundamental question of to whom the requested rules and regulations are to apply is left unanswered. See fn. 7, supra.

(2) The meaning of the term "required" is unclear. The Proposal seeks to avoid the implementation of an incentive bonus structure that "required" a reduction to retirees' benefits. What it means to say that a certain bonus structure "required" a reduction to retirees' benefits, however, is unclear. The Proponent has not indicated whether he intends to address only instances in which a bonus is expressly tied to a reduction in retirees' benefits or whether he intends also to address instances in which a bonus is tied to achieving costs savings and one way in which such cost savings could be obtained would be to reduce the expense associated with retirees' benefits.

(3) The meaning of the term "reduction" is unclear. The Proposal seeks to address situations in which there is a "reduction" to retirees' benefits, but does not specify what is meant by a "reduction." Indeed, it is not clear under the terms of the Proposal whether *any* changes can be made to retirees' benefits without running afoul of the Proposal. Whether a change in required co-payments, a change in covered services or a change in benefits provider (and possible subsequent change in participating physicians) would be deemed to be a "reduction" in benefits is simply not addressed, and Exelon is left with no feasible means to administer the Proposal if it were to be adopted.

(4) The nature of the relief sought by the Proponent is unclear. Finally, and most importantly, the relief that the Proponent seeks is fatally vague. It appears that the Proponent desires that "the promised benefits to the retirees [be] reinstated." If

this is correct, however, its meaning is utterly unclear. As noted, the Proponent has cited to five statements allegedly made by Philadelphia Electric Company over an approximately 30 year period from the early 1960's to May 1991 – four of which do not relate to retirees. If the Proponent is requesting that a specified benefits program that was in place at Philadelphia Electric Company during those three decades be reinstated for all of Exelon and its subsidiaries, the requested relief is most likely impossible to attain. The nature – and costs – of the benefits plans offered by companies in the United States has changed dramatically since the early 1960's. The issue, however, is that, given the nature of the Proposal, it is impossible to know exactly what is being requested. It is thus impossible for Exelon to evaluate what, if anything, could be done to address the matters raised in the Proposal.

In short, we believe that Exelon may properly omit the Proposal under Rule 14a-8(i)(6) because, given its vague and ambiguous terms, Exelon would lack the power or authority to implement it.[10]

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Exelon excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the

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10 We also believe that Exelon may properly omit the Proposal under Rule 14a-8(i)(3), as being violative of Rule 14a-9, because it is so vague and indefinite that "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonably certainty exactly what actions or measures the proposal requires." See Staff Legal Bulletin No. 14B (September 15, 2004); Philadelphia Electric Company (July 30, 1992); see also Proctor & Gamble Co. (October 25, 2002). In such an instance, Rule 14a-8(i)(3) provides an alternative grounds on which Exelon may properly omit the Proposal from the 2005 Proxy Materials. See, e.g., Safescript Pharmacies, Inc. (February 27, 2004) (proposal requesting that stock options be "expensed in accordance with FASB guidelines" properly excluded under Rule 14a-8(i)(3) where FASB permits two methods of expensing stock-based compensation); Woodward Governor Co. (November 26, 2003) (proposal requesting that "compensation" for the "executives in the upper management (that being plant managers to board members)" be based on stock growth properly excluded under Rule 14a-8(i)(3)); Pfizer Inc. (February 18, 2003) (proposal requesting that the board make all stock options to management and the board of directors at no less than the "highest stock price" properly excluded under Rule 14a-8(i)(3)); General Electric Co. (February 5, 2003) (proposal requesting board to seek shareholder approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees" properly excluded under Rule 14a-8(i)(3)); General Electric Co. (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for GE officers and directors" properly excluded under Rule 14a-8(i)(3)).

determination of the Staff's final position. If we can be of any further assistance in this matter, please do not hesitate to call me at (215) 864-8526 or Scott N. Peters, Exelon's Assistant Secretary, at (312) 394-7252.

Sincerely,



Robert C. Gerlach

RCG/ejg
Enclosures
cc: George F. Bastian (via overnight delivery)
Katherine K. Combs, Esquire (via overnight delivery)
Edmond J. Ghisu, Esquire
Scott N. Peters, Esquire (via overnight delivery)

EXHIBIT A

THE PROPOSAL

[SEE ATTACHED]

October 13, 2004
Mr. & Mrs. George F. Bastian
490 Burgundy Drive
Southampton, Pa. 18966

Ms. Katherine K. Combs,
Vice President, Corporate Secretary and Deputy General Counsel
Exelon Corporation
10 South Dearborn Street
37th Floor
P.O. Box 805398
Chicago, Illinois 60680-5398

Dear Ms. Combs:

Please include the enclosed shareholder proposal for a vote at the next shareholders meeting.

I would appreciate notification as to the number assigned to this proposal.

If there are any questions or concerns, you may contact me by telephone at (215) 357-9318

Sincerely,



George F. Bastian

Enclosure

Proposal: Regarding the Reduction of Retiree Benefits.

George F. & Joan A. Bastian, 490 Burgundy Drive, Southampton, Pa. 18966, owners of 400 shares of Common Stock, has advised the Company that they intend to propose a resolution at the Annual Meeting. The proposed resolution and statement in support thereof are set forth below:

WHEREAS: The Executives of the Company are receiving annual Multi Million dollar incentive bonuses for reducing costs. These costs are being reduced by forcing the retirees to pay for the increase cost of medical and drug expenses.

1. In the early 1960's, in lieu of a 6% "cost of living" increase, Philadelphia Electric Company agreed to pay the cost of medical coverage for its employees.

2. A few years later they made a similar offer, in that, in lieu of that year's increase, they would pay the total medical cost for the entire family.

3. In the Philadelphia Electric Company published rules and regulations entitled "You and Your Company" May 1971, page 81, Annuitants section, it states," Blue Cross-Blue Shield hospitalization plans, **fully paid for by the Company**".

4. In the Philadelphia Electric Company published rules and regulations entitled "You and Your Company" July 1976, revised August 1986, page H-3, Retirement Section, it states, "Blue Cross/Blue Shield hospitalization and surgical plans fully **paid for by the Company**".

5. May 1991 during the exit interview before retirement; employees were told by the interviewer," hospitalization for you and your spouse will be **fully paid for by** the Company **for the rest of your life**".

6. Although the retirees have not received a "Cost Of Living" increase to their pension for over a **decade**, the Company expects these retirees to pay for a portion of the increase cost of Medical and Drug coverage.

7. In addition, the Executives have reduced their costs on the backs of the retirees by no longer paying the full premium for Medicare.

NOW THEREFORE BE IT RESOLVED: Stockholders request the Board of Directors to implement rules and regulations forbidding the Executives of the Company from establishing incentive bonuses that required the reduction to retirees benefits in order for the Executives to reach their Goals. These rules and regulations would remain in place until such time that **the promised benefits** to the retirees are reinstated.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exelon Corporation
Incoming letter dated February 23, 2005

The proposal requests the board to implement rules and regulations forbidding the executives of Exelon from establishing incentive bonuses that require a reduction to retiree benefits in order for the executives to reach their goals, and for the rules and regulations to remain in place until the benefits are reinstated.

There appears to be some basis for your view that Exelon may exclude the proposal under rule 14a-8(i)(7), as relating to Exelon's ordinary business operations (i.e., general employee benefits). In this regard, we note that although the proposal mentions executive compensation, the thrust and focus of the proposal is on the ordinary business matter of general employee benefits. Accordingly, we will not recommend enforcement action to the Commission if Exelon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Exelon relies.

Sincerely,



Kurt K. Murao
Attorney-Advisor